Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Dahlman Rose & Company, LLC

142 West 57th Street

New York, New York 10019

March 4, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington DC 20549-7010

Attention:  Michelle Lacko, Esq.

Re:                               Baltic Trading Limited

Registration Statement on Form S-1 (File No. 333-162456)

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we as representatives of the several Underwriters for the initial public offering of the common stock of Baltic Trading Limited (the “Company”), wish to advise you that the Company’s Preliminary Prospectus issued February 26, 2010 was distributed during the period from February 26, 2010 through the date hereof, as follows:

2,300	to	7	Underwriters
100	to	1	Dealer
1,392	to	1,242	Institutions
26	to	26	Others

Total:		3,818

We were advised on January 7, 2010 by the Corporate Finance Department of the Financial Industry Regulatory Authority that it has reviewed the above-referenced proposed initial public offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the Company’s request for acceleration of the effective date of the above-referenced registration statement so that it becomes effective at 3:00 p.m. on March 8, 2010, or as soon as possible thereafter.

Very truly yours,

Morgan Stanley & Co. Incorporated		Dahlman Rose & Company, LLC

By:	/s/ Kenneth Pott	By:	/s/ Robert Brinberg
	Name: Kenneth Pott		Name: Robert Brinberg
	Title: Managing Director		Title: Chief Operating Officer